UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 0-33135

(Check one)[X] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [  ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission hasverified any information contained herein.
If the notification relates to a portion of the filing checked above, identifythe item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
Adsouth Partners, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
1141 South Rogers
Circle, Suite 11

City, State and Zip Code:
Boca Raton, FL 33487

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

On December 11, 2006 Adsouth Partners, Inc. (the "Company") consummated a transaction after which it no longer owned any interest in its generator business. The disposal of its generator buisness was a significant change in its business and resulted in the elimination of all but one of its employees and delays in providing certain information necessary to complete the Company's Annual Report on Form 10-KSB. The Company expects to file its Form 10-KSB for 2006 on or about April 15, 2007.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Loren R. Haynes      954 788-9838
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[ ] Yes [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Adsouth, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By:	/s/ Loren R. Haynes
Loren R. Haynes
(Chief Financial Officer)